UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

September 22, 2021

Company:	Mizuho Financial Group, Inc.
Representative:	President & Group CEO Tatsufumi Sakai
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock code:	8411 (First Section of Tokyo Stock Exchange)

Company:	Mizuho Bank, Ltd.
Representative:	President & CEO Koji Fujiwara
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo

Administrative action in regard to scheduled upgrades and updates of the IT system

Today, Mizuho Financial Group, Inc. and Mizuho Bank, Ltd. received a business improvement order from the Financial Services Agency of Japan, pursuant to Article 52-33, Paragraph 1 and Article 26, Paragraph 1 of the Banking Act of Japan, in regard to the reassessment and review of the plan for scheduled upgrades and updates to Mizuho Bank’s IT system. Please see the following pages for the details of the business improvement order.

At Mizuho Financial Group and Mizuho Bank, in light of the recent series of IT system failures, we are exercising great care in our implementation of system upgrades and updates. This has entailed examination of the need to upgrade or update individual components, as well as evaluation of the potential impacts on customers and settlement operations in the event of a failure and our measures to prevent such impacts.

We are treating the business improvement order with the utmost seriousness. Accordingly, we will reassess the need for the scheduled system upgrades and updates, make necessary revisions, and establish and maintain an effective management framework. Our top priority is the stable operation of our IT system, and we will do all in our power to ensure upgrades and updates proceed steadily and securely. All of our employees will continue to work together towards this goal.

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We would like to again sincerely apologize for the significant inconvenience and concern we have caused our customers and other stakeholders as a result of the system failures which have occurred since February 28 this year.

We are now moving forward on investigating the specific causes of the latest system failures, which began with a hardware failure on August 20, and on making improvements. In addition, taking into account the system failures which began on August 20, we will strive to analyze the situation comprehensively through additional angles of investigation and strengthening the overall measures to prevent further incidents which we released on June 15. By doing so, we hope that our customers will be able to continue relying on us with peace of mind.

Business improvement order

Mizuho Financial Group: Banking Act of Japan Article 52-33, Paragraph 1

1.

Verify the results of the subsidiary Mizuho Bank’s reassessment and review of its plan for scheduled upgrades and updates to its IT system. Also, verify Mizuho Bank’s plan to ensure an effective management framework.

2.	Submit the findings from the verification in 1 above by Friday, October 29, 2021.

Mizuho Bank: Banking Act of Japan Article 26, Paragraph 1

1.	Reassessment and review of the plan for scheduled upgrades and updates to the IT system

(1)

Reassess and review the plan for scheduled upgrades and updates to the IT system (including any hardware upgrades, hardware updates, or maintenance operations which may have an impact on customers). Give consideration to past system failures, the necessity and urgency of such upgrades and updates, and the risks to banking operations.

(2)

If, following the reassessment and review in (1) above, there is a need to perform any system upgrades or updates, ensure an appropriate management framework for said system upgrades and updates (including a framework for responding to customers in the event of a failure).

2.

In regard to the plan for scheduled upgrades and updates to the IT system, submit the results of the reassessment and review based on 1-(1) above and the plan to ensure an appropriate management framework based on 1-(2) above by Friday, October 29, 2021 (the plan for the period until the end of October by Wednesday, October 6, 2021). Promptly implement the plan. Further, promptly report any changes or additions to the plan should they occur.

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